File No. 70-10160

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                   TO FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
              -----------------------------------------------------
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                             ALLEGHENY ENERGY, INC.
                10435 Downsville Pike, Hagerstown, Maryland 21740

                                FIRSTENERGY CORP.
                     76 South Main Street, Akron, Ohio 44308

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                     Susan Tomasky, Executive Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                Mark S. Tibberts
                                Brian E. Chisling
                         Simpson Thacher & Bartlett LLP
                  425 Lexington Ave., New York, New York 10017
                  Counsel for Ohio Valley Electric Corporation
                   (Names and addresses of agents for service)


      Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), Allegheny Energy, Inc. ("Allegheny") and FirstEnergy Corp. ("FirstEnergy"), each a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amends its Application-Declaration on Form U-1 in File No. 70-10160, as follows:

      1. By amending and restating Item 1 in its entirety: ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

            A. Background and Requested Authority

            OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation, own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, Allegheny, utility subsidiaries of FirstEnergy and other investor-owned utilities and utility holding companies. The owners and their respective ownership percentages are: Allegheny (12.5%), AEP (39.9%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. ("CG&E")(9.0%), Columbus Southern Power Company, a subsidiary of AEP ("CSPCo") (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. ("DP&L")(4.9%), Kentucky Utilities Company, a subsidiary of E.ON AG ("KU")(2.5%), Louisville Gas and Electric Company, a subsidiary of E.ON AG ("LG&E")(4.9%)/1/, Ohio Edison Company, a subsidiary of FirstEnergy ("Ohio Edison")(16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation ("SIGECO")(1.5%), and The Toledo Edison Company, a subsidiary of FirstEnergy ("Toledo Edison")(4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement (the "Power Agreement").

            Under the Commission's orders dated December 28, 1994 (HCAR No. 35-26203), December 12, 1996 (HCAR No. 35-26624), March 4, 1998 (HCAR No.
35-26835) and December 6, 1999 (HCAR No. 35-27109) in File No. 70-8527, OVEC was
authorized to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $100,000,000 outstanding at any one time, from time to time through December 31, 2003, as funds may be required, provided that no such notes shall mature later than June 30, 2004. OVEC hereby requests that said authorization be increased to an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007. OVEC further requests that the Commission reserve jurisdiction over the issuance of notes in excess of $100,000,000.

            The operation of OVEC's generating stations requires the storage of substantial quantities of coal to ensure the availability of power to its customers. OVEC has used short-term debt to finance the coal inventory at its generating stations. OVEC also uses short-term debt for the purchase of SO2 allowances, material and supplies inventory, interim financing of capital improvements (including pollution control equipment) pending the issuance of long-term debt, and for cash management to pay general obligations. The proceeds of the short-term debt incurred by OVEC will be added to its general funds and used to pay for these and other general obligations and for other corporate purposes.

            Notes will mature not more than 365/366 days after the date of issuance or renewal thereof; provided that no note will mature later than June 30, 2007. Notes will be offered at terms consistent with those of similar companies, and will bear interest at an annual rate not greater than the prime commercial rate of Citibank, N.A. (or any successor thereto) in effect from time to time. Any such credit arrangements may require payment of a fee that is not greater than 1/2 of 1% of the size of the line of credit made available by the bank and the maintenance of additional balances of not greater than 20% of the line of credit. Any other line of credit fees will be consistent with fees paid for like transactions. The maximum effective annual interest cost under the above arrangements, assuming full use of the line of credit, will not exceed 125% of the prime commercial rate in effect from time to time, or not more than 7.5% on the basis of a prime commercial rate of 6%.

            OVEC is not consolidated with AEP, CSPCo, Allegheny, FirstEnergy, Ohio Edison or Toledo Edison (collectively, the "Associate Companies") for GAAP or financial reporting purposes. The Associate Companies account for OVEC on a cost basis, not the equity method. As such, the amount of the Associate Companies' original investments in OVEC does not change. Instead, OVEC pays quarterly dividends to its owners.

            Under the Power Agreement, all of the low cost electricity produced by OVEC's generating stations is committed for sale to OVEC's owners or their affiliates. The following companies, called "Sponsoring Companies" under the Power Agreement, are entitled to the specified percentage of OVEC's net electrical output and are obligated to pay that percentage of OVEC's total costs, including the costs of financings: Allegheny Energy Supply Company, LLC ("Allegheny ESC"), a subsidiary of Allegheny (9.0%); Appalachian Power Company ("APCo"), a subsidiary of AEP (15.2%); CG&E (9.0%); CSPCo (4.3%); DP&L (4.9%);
FirstEnergy Generation Corp. ("FirstEnergy Generation"), a subsidiary of FirstEnergy (20.5%); Indiana Michigan Power Company ("I&M"), a subsidiary of AEP (7.6%); KU (2.5%); LG&E (7.0%); Monongahela Power Company ("MonPower"), a subsidiary of Allegheny (3.5%); Ohio Power Company ("OPCo"), a subsidiary of AEP (15.0%); and SIGECO (1.5%). Each of these Sponsoring Companies is obligated to pay, as a demand charge for its entitlement to OVEC's electricity, its specified percentage of all of OVEC's costs of owning, operating and maintaining OVEC's generating facilities, including amounts sufficient to cover amortization, interest expenses and other costs associated with financings.

            As of September 30, 2003, OVEC's consolidated capitalization consisted of 97.2% debt and 2.8% common equity and retained earnings (consisting of 100,000 shares of common stock). Maintaining a relatively low common equity ratio lowers OVEC's cost of capital and thus allows OVEC to sell electricity to the Sponsoring Companies at a lower cost.

            Certificates of notification pursuant to Rule 24 would continue to be filed quarterly when there are outstanding borrowings in any quarter.

            B. Compliance with Rule 54

            The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for each of AEP, Allegheny and FirstEnergy.

            1.    AEP

            AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

            AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2003, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.724 billion, or about 77.5.0% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2003 ($2.226 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

            AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

            The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges within the last year, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended September 30, 2003 was $2.226 billion, or a decrease of approximately 28.3% from the company's average consolidated retained earnings for the four quarterly periods ended September 30, 2002 of $3.106 billion. AEP's "aggregate investment" in EWGs and FUCOs as of September 30, 2003 exceeded 2% of the total capital invested in utility operations.

            In 2002 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.426 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $866.6 million related to asset impairments, $321.1 million related to investment value and other impairment losses, and $238.7 million related to discontinued operations. Of the total impairment, $548.7 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"), and $217.0 million of the total impairment was attributable to the impairment in the investment value of AEP's equity investments in two Brazilian electric operating companies (Vale and Caiua). AEP recorded a pre-tax impairment of $70 million on certain of its independent power projects ("IPPs") in the third quarter of 2003.

            AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected advisors for the disposition of the UK Generation and AEP's domestic coal business, has initiated efforts to sell four domestic IPPs, has hired advisors to review business options regarding various investment components of its gas operations, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

            In addition, on Dec. 17, 2002, AEP announced its intent to divest all the generating assets of AEP Texas Central Company (formerly know as Central Power and Light) ("ATCC"). On May 9, 2003 ATCC received approval from the Public Utility Commission of Texas to sell these assets in order to accurately determine their market value and ATTC's associated stranded costs - the amount that the book value exceeds the market value of the assets. ATTC currently is soliciting bids for the purchase of its generating assets.

            Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries/2/, their customers, or the ability of state commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

            As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

            As of September 30, 2003, AEP's consolidated capitalization consisted of 60.9% debt and 39.1% common and preferred equity (consisting of 395,004,720 shares of common stock representing 36.8%, $376 million principal amount of equity units representing 1.6% and $144 million principal amount of preferred stock representing 0.7%).

            The ratio of common equity to total capitalization, net of securitization debt, of each of the AEP Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the AEP Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

            Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio and it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the AEP Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

            As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for the AEP Utility Subsidiaries was as follows: APCo, A; CSPCo, A-; I&M, A-; KPCo, A; OPCo, A-; ATCC, A; PSO, AA-; SWEPCo, AA-; and ATNC, A. OVEC has no debt rating. AEP did not have a long-term debt rating as of December 31, 1999.

            As of September 30, 2003, S&P's rating of unsecured debt for AEP was BBB, and of secured debt for the AEP Utility Subsidiaries was as follows: APCo, BBB; CSPCo, BBB; I&M, BBB; KPCo, BBB; OPCo, BBB; ATCC, BBB; PSO, BBB; SWEPCo, BBB; and ATNC, BBB.

            2.    Allegheny

            As a result of certain financial problems, Allegheny does not satisfy certain standards set forth in Rule 53. Allegheny does not satisfy the requirements of Rule 53(a)(1). In HCAR No. 35-27486, dated December 31, 2001 (the "Original Financing Order"), the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2003, Allegheny's aggregate investment, as defined in Rule 53(a)(l), was approximately $553 million. These investments by Allegheny were made in compliance with the Original Financing Order.

            Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In HCAR No. 35-27652, dated February 21, 2003 (the "Capitalization Order"), Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's financial statements, as of June 30, 2003, Allegheny's common equity ratio was below 28%. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs without further authorization from the Commission.

            Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

            None of the circumstances described in 53(b)(1) have occurred.

            The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred, as described in Exhibit I-1 to this Application-Declaration.

            Applicant respectfully submits that Allegheny meets the requirements of Rule 53(c). The requested authorization will not have any adverse impact upon the financial integrity of Allegheny and its operating companies/3/ or on Allegheny's customers. The ratio of common equity to total capitalization of each of the Allegheny Operating Companies will continue to be maintained at not less than 30%./4/ Furthermore, the common equity ratios of the Allegheny Operating Companies will not be affected by the proposed issuances. In addition, each of the Allegheny Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

            The subsidiaries of Allegheny that are parties to the Power Agreement have the following credit ratings for senior unsecured debt: Allegheny ESC (B from S&P, B3 from Moody's Investor's Service, Inc. ("Moody's") and B-from Fitch, Inc. ("Fitch")); and MonPower (B from S&P, Ba2 from Moody's and BBB-from Fitch). In addition, in accordance with the transfer of their rights and obligations under the Power Agreement from Potomac Edison and West Penn to Allegheny ESC, those utility subsidiaries of Allegheny retained responsibility for any obligations under the Power Agreement that Allegheny ESC fails to perform./5/ The credit ratings of those utility subsidiaries are: Potomac Edison (B from S&P, Ba2 from Moody's, and BBB- from Fitch) and West Penn (B from S&P, Ba1 from Moody's and BBB- from Fitch).

            3.    FirstEnergy

            FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). By order dated October 29, 2001, HCAR No. 35-27459 (the "Merger Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that its "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a), which (based on FirstEnergy's "consolidated retained earning" as defined in Rule 53(a)(1) of $1.6 billion as of September 30, 2003) would be $800 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments").

            FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount. As of September 30, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's "aggregate investment" in EWGs and FUCOs was approximately $1.06 billion, an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of September 30, 2003, "consolidated retained earnings" were $1.6 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

            With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from its investments in EWGs and FUCOs. As of September 30, 2003, the FirstEnergy's consolidated capitalization consisted of 38.7% common equity, 1.7% cumulative preferred stock, 1.3% subsidiary - obligated mandatorily redeemable preferred securities, 57.1% long-term debt and 1.2% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on the FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings and GPU Empresa Distribuidora Electrica Regional S.A.

            Further, since the date of the Merger Order, and, after taking into account the effects of FirstEnergy's acquisition of GPU, there has been no material change in the FirstEnergy's level of earnings from EWGs and FUCOs.

            FirstEnergy's utility subsidiaries/6/ are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for the FirstEnergy Operating Companies that have ratings:

      Subsidiary                    S&P         Moody's           Fitch
      -----------------------------------------------------------------
      Ohio Edison                   BBB-        Baa2              ---
      Cleveland Electric            BBB-        Baa3              ---
      Toledo Edison                 BBB-        Baa3              BB
      Penn Power                    BBB         Baa2              ---
      JCP&L                         BBB         ---               ---
      Met-Ed                        BBB         ---               ---
      Penelec                       BBB         A2                BBB+

FirstEnergy Generation does not have a credit rating. However, in accordance with the transfer of their rights and obligations under the Power Agreement from Ohio Edison, Penn Power and Toledo Edison to FirstEnergy Generation, those utility subsidiaries of FirstEnergy retained responsibility for any obligations under the Power Agreement that FirstEnergy Generation fails to perform./7/

            FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

            Applicant respectfully submits that FirstEnergy meets the requirements of Rule 53(c). The requested authorization will not have any adverse impact upon the financial integrity of FirstEnergy and its utility subsidiaries or on FirstEnergy's customers. The ratio of common equity to total capitalization of each of the FirstEnergy utility subsidiaries will continue to be maintained at not less than 30%./8/ Furthermore, the common equity ratios of the FirstEnergy utility subsidiaries will not be affected by the proposed issuances. In addition, each of the FirstEnergy utility subsidiaries is subject to regulation by state commissions that are able to protect utility customers within their respective states.

      2. By amending and restating Item 2 in its entirety: ITEM 2. Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in the Post-Effective Amendment are estimated not to exceed $2,000, excluding the cost associated with any financing authorized hereunder.

      3. By amending Item 6 by filing the follow Exhibits and Financial
Statements: ITEM 6. Exhibits and Financial Statements.

            A.    Exhibits.

                  B Loan Agreement [To be filed with Rule 24 certificate].

                  I Allegheny Energy Requirements of Rule 53(b)(2) and Rule
                    53(b)(3) [To be filed separately]./9/

            B.    Financial Statements.

                  (1) Balance Sheet as of September 30, 2003 and Statements of Income and Retained Earnings for the 12 months ended September 30, 2003 of OVEC and its subsidiaries consolidated.

                  (2) Balance Sheet as of December 30, 2002 and Statements of Income and Retained Earnings for the 12 months ended December 30, 2002 of OVEC and its subsidiaries consolidated, including notes to financial statements.

                  (3) OVEC projected working funds flow statement [To be filed separately]./10/

                  (4) AEP's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the period ended September 30, 2003 [Incorporated by reference].

                  (5) Allegheny's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003 [Incorporated by reference].

                  (6) FirstEnergy's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the period ended September 30, 2003 [Incorporated by reference].


                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                        OHIO VALLEY ELECTRIC CORPORATION


                              By: /s/ David L. Hart
                                      Vice President


Dated: December 30, 2003


1 LG&E formerly held a 7% interest in OVEC. See American Elec. Power Co., Inc., HCAR No. 35-25123 (July 27, 1990) (Authorizing acquisition by AEP of 2.1% of common stock of OVEC from LG&E).

2 APCo, CSPCo, I&M, Kentucky Power Company ("KPCo"), OPCo, ATCC, Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), and AEP Texas North Company (formerly West Texas Utilities Company) ("ATNC", and collectively with APCo, CSPCo, KPCo, OPCo, ATCC, PSO and SWEPCo, the "Utility Subsidiaries").

3 Allegheny's utility subsidiaries are West Penn Power Company ("West Penn"), the Potomac Edison Company ("Potomac Edison") and MonPower (collectively, the "Allegheny Operating Companies).

4 The common equity ratios of the Allegheny Operating Companies as of June 30, 2003 are as follows: West Penn (45%), Potomac Edison (48%), MonPower (36%). The common equity ratio of Allegheny ESC as of December 31, 2002 was 27%.

5 In accordance with the rights and obligations transferred under the Power Agreement, Potomac Edison is severally liable for 22.22% of Allegheny ESC's obligations under the Power Agreement and West Penn is severally liable for 77.78% of Allegheny ESC's obligations under the Power Agreement.

6 FirstEnergy's utility subsidiaries are Ohio Edison, The Cleveland Electric Illuminating Company, Toledo Edison, Pennsylvania Power Company, Jersey Central Power & Light Company, Pennsylvania Electric Company and Metropolitan Edison Company (collectively, the "FirstEnergy Operating Companies").

7 In accordance with the rights and obligations transferred under the Power Agreement, Ohio Edison is severally liable for 70.73% of FirstEnergy Generation's obligations under the Power Agreement, Penn Power is severally liable for 9.76% of FirstEnergy Generation's obligations under the Power Agreement and Toledo Edison is severally liable for 19.51% of FirstEnergy Generation's obligations under the Power Agreement.

8 The common equity ratios of Ohio Edison and Toledo Edison as of September 30, 2003 were 56.7% and 48.9%, respectively. The common equity ratio of FirstEnergy Generation as of September 30, 2003 was 11.4%.

9 Applicants request confidential treatment of Exhibit I pursuant to Rule 104(b), 17 C.F.R. ss.250.104(b).

10 Applicants request confidential treatment pursuant to Rule 104(b), 17 C.F.R. ss.250.104(b).




                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                   CONSOLIDATING BALANCE SHEET - September 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
                 ASSETS                             Consolidated            (Deduct)            Corporation          Corporation
                                                   ---------------      ----------------      ---------------       -------------

 ELECTRIC PLANT-at original cost-               $   734,722,851.02    $        -            $   313,403,515.68   $   421,319,335.34
   Less - Accumulated provisions for
     depreciation and amortization                  729,432,725.19             -                311,294,572.19       418,138,153.00
                                                ------------------    ------------------    ------------------   ------------------
     Total Plant                                      5,290,125.83             -                  2,108,943.49         3,181,182.34
   Construction work in progress                    388,865,341.34             -                204,690,436.10       184,174,905.24
                                                ------------------    ------------------    ------------------   ------------------
     Net Plant In Service                           394,155,467.17             -                206,799,379.59       187,356,087.58
                                                ------------------    ------------------    ------------------   ------------------
 INVESTMENTS AND OTHER:
   Investment in subsidiary company                       -               (3,400,000.00)          3,400,000.00              -
   Advances to subsidiary company                         -             (163,064,071.80)        163,064,071.80              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Investments And Other                          -             (163,064,071.80)        166,464,071.80              -
                                                ------------------    ------------------    ------------------   ------------------

 CURRENT ASSETS:
   Cash and cash equivalents                         14,005,196.28             -                 13,986,355.28            18,861.00
   Accounts receivable                               14,851,156.86       (12,308,436.16)         27,126,241.20            33,351.82
   Coal in storage, at average cost                  32,504,952.55             -                 10,335,282.82        22,169,669.73
   Materials and supplies, at average cost           16,663,938.91             -                  9,099,756,89         7,564,182.02
   Property taxes applicable to
       subsequent years                                 322,500.00             -                    322,500.00              -
   SO2 allowances                                       927,730.11             -                    927,730.11              -
   Federal income tax refund receivable               1,471,572.44             -                  1,471,572.44              -
   Prepaid expenses and other                         3,221,957.35             -                  1,432,012.52         1,789,944.83
                                                ------------------    ------------------    ------------------   ------------------
     Total Current Assets                            83,969.004.50       (12,308,436.16)         64,701,431.26        31,576,009.40
                                                ------------------    ------------------    ------------------   ------------------

 DEFERRED CHARGES AND OTHER:
   Unamortized debt expense                           6,532,007.30             -                  6,532,007.30              -
   Income taxes billable to customers                     -              (15,075,452.20)         15,075,452.20
   Unrecognized postretirement
       benefits expense                              57,126,436.00             -                 29,897,221.00        27,229,215.00
   Unrecognized postemployment
       benefits expense                               1,948,088.00             -                    871,834.00         1,076,254.00
   Future federal income tax benefits                73,734,801.60             -                  9,345,695.69        64,389,105.91
   Unrecognized pension expense                       5,272,803.00             -                  2,818,840.00         2,453,963.00
   Prepaids and other                                     9,210.00             -                      9,210.00              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Deferred Charges                         144,623,345.90       (15,075,452.20)         64,550,260.19        95,148,537.91
                                                ------------------    ------------------    ------------------   ------------------
 TOTAL ASSETS                                   $   622,747,817.57    $ (193,847,960.16)    $   502,515,142.84   $   314,080,634.89
                                                ==================    ==================    ==================   ==================

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                   CONSOLIDATING BALANCE SHEET - September 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
   CAPITALIZATION AND LIABILITIES                   Consolidated            (Deduct)            Corporation          Corporation
                                                   --------------       ----------------      ---------------       -------------

 CAPITALIZATION:
   Common stock, $100 par value-
     Authorized, 300,000 shares;
       outstanding, 100,000 shares              $    10,000,000.00    $        -            $    10,000,000.00   $          -
   Common stock, without par value,
     stated at $200 per share-
       Authorized, 100,000 shares;
        outstanding, 17,000 shares                        -               (3,400,000.00)                -              3,400,000.00
   Senior secured notes-SCR                         305,000,000.00             -                305,000,000.00              -
   Retained earnings                                  2,099,571.24             -                  2,099,571,34              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Capitalization                           317,099,571.24        (3,400,000.00)        317,099,571.24         3,400,000.00

 CURRENT LIABILITIES:
   Short-term borrowings                            110,000,000.00             -                110,000,000.00              -
   Accounts payable                                  14,313,109.49       (12,308,436.16)          6,857,366.24        19,764,179.41
   Accrued taxes                                      5,326,234.78             -                  1,276,446.25         4,049,788.53
   Accrued interest and other                         9,875,360.64             -                  6,759,709.46         3,115,651.18
                                                ------------------    ------------------    ------------------   ------------------
    Total Current Liabilities                       139,514,704.91       (12,308,436.16)        124,893,521.95        26,929,619.12
                                                ------------------    ------------------    ------------------   ------------------
 DEFERRED CREDITS:
   Investment tax credits                            10,610,317.91             -                 10,610,317.91              -
   Accrued pension liability                          5,272,803.00             -                  2,818,840.00         2,453,963.00
   Advances from parent company                           -             (163,064,071.80)               -             163,064,071.80
   Advances from Sponsors for construction           36,718,201.57             -                 14,355,804.79        22,362,396.78
   Net antitrust settlement                           4,111,809.45             -                  1,517,347.62         2,594,461.83
   Income taxes refundable to customers              49,313,653.71       (15,075,452.20)                -             64,389,105.91
   Postretirement benefits obligation                57,126,436.00             -                 29,897,221.00        27,229,215.00
   Postemployment benefits obligation                 1,948,088.00             -                    871,834.00         1,076,254.00
   Deferred credit - SO2 allowances                   1,032,231.78             -                    450,684.33           581,547.45
                                                ------------------    ------------------    ------------------   ------------------
    Total Deferred Credits                          166,133,541.42      (178,139,524.00)         60,522,049.65       283,751,015.77
                                                ------------------    ------------------    ------------------   ------------------
 TOTAL CAPITALIZATION AND LIABILITIES           $   622,747,817.57    $ (193,847,960.16)    $   502,515,142.84   $   314,080,634.89
                                                ==================    ==================    ==================   ==================


                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                               YEAR TO DATE AS OF
                                  September 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
                                                    Consolidated            (Deduct)            Corporation          Corporation
                                                   ---------------      ----------------      ---------------       ---------------
 OPERATING REVENUES:
   Sales of electric energy to:
     Department of Energy                       $     7,604,895.00    $        -            $     7,604,895.00   $          -
     Ohio Valley Electric Corp.                            -            (126,222,242.74)               -             126,222,242.74
     Sponsoring Companies                           262,664,196.75             -                262,664,196.75              -
   Other                                                350,367.02             -                    300,138.02            50,229.00
                                                ------------------    ------------------    ------------------   ------------------
     Total Operating Revenues                       270,619,458.77      (126,222,242.74)        270,569,229.77       126,272,471.74
                                                ------------------    ------------------    ------------------   ------------------
 OPERATING EXPENSES:
   Fuel consumed in operation                       135,926,283.15             -                 60,687,918.37        75,238,364.78
   Purchased power                                    8,041,455.37      (126,222,242.74)        134,263,698.11              -
   Other operation                                   37,968,140.42             -                 21,003,177.89        16,964,962.53
   Maintenance                                       36,360,052.08             -                 17,632,070.77        18,727,981.31
   Depreciation - capital improvements                6,583,847.83             -                  3,242,610.42         3,341,237.41
   Depreciation - coal switch                         7,561,098.62             -                       -               7,561,098.62
   Taxes, other than federal income taxes             6,818,909.04             -                  2,385,076.95         4,433,832.09
   Federal income taxes                               8,566,517.58             -                  8,566,517.58              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Operating Expenses                       247,826,304.09      (126,222,242.74)        247,781,070.09       126,267,476.74
                                                ------------------    ------------------    ------------------   ------------------
     Operating Income (Loss)                         22,793,154.68             -                 22,788,159.68             4,995.00

 INTEREST INCOME AND OTHER                             (331,289.18)            -                   (326,294.18)           (4,995.00)
                                                ------------------    ------------------    ------------------   ------------------
     Income Before Interest Charges                  22,461,865.50             -                 22,461,865.50                 0.00

 INTEREST CHARGES
   Amortization of debt expense                       4,926,247.66             -                  4,926,247.66              -
   Interest expense                                  16,123,429.15             -                 16,123,429.15              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Interest Charges                          21,049,676.81             -                 21,049,676.81              -

     Net income                                 $     1,412,188.69    $        -            $     1,412,188.69   $          -

 RETAINED EARNINGS, JAN. 1, 2003                      1,887,382.55             -                  1,887,382.55              -

 CASH DIVIDENDS ON COMMON STOCK                      (1,200,000.00)            -                 (1,200,000.00)             -
                                                ------------------    ------------------    ------------------   ------------------
 RETAINED EARNINGS, SEP. 30, 2003               $     2,099,571.24    $        -            $     2,099,571.24   $          -
                                                ==================    ==================    ==================   ==================


                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                               YEAR TO DATE AS OF
                                  September 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
                                                    Consolidated            (Deduct)            Corporation          Corporation
                                                   --------------       ----------------      ---------------       -------------

 CASH FROM OPERATIONS
   Net income                                   $     1,412,188.69    $        -            $     1,412,188.69   $          -

   Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
     Depreciation and amortization                   14,144,946.45             -                  3,242,610.42        10,902,336.03
     Amortization of debt expense
      and discount                                    4,926,247.66             -                  4,926,247.66              -
     Future income tax benefits                       4,025,923.69             -                  4,025,923.69              -
    Changes in assets and liabilities:
     Accounts receivable                             19,790,783.76        16,999,784.04          (1,990,082.71)        4,781,082.43
     Coal in storage                                 10,295,250.79             -                  6,938,970.39         3,356,280.40
     Material and supplies                             (419,069.81)            -                   (218,325.80)         (200,744.01)
     SO2 allowances                                     423,977.78             -                    423,977.78              -
     Property taxes applicable to
      subsequent years                                  967,500.00             -                    967,500.00              -
     Prepaid expenses and other                         440,648.03             -                    654,286.40          (213,638.37)
     Accounts payable                               (32,495,969.75)      (16,999,784.04)        (17,122,888.17)        1,626,702.46
     Accrued taxes/federal income tax
      refunds receivable                            (13,146,762.26)            -                (13,558,029.17)          411,266.91
     Accrued interest and other                      (4,499,703.71)            -                 (3,551,773.20)         (947,930.51)
     Other                                            1,839,282.16             -                    (81,327.30)        1,920,609.46
                                                ------------------    ------------------    ------------------   ------------------
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                                 7,705,243.48             -                (13,930,721.32)       21,635,964.80
                                                ------------------    ------------------    ------------------   ------------------
INVESTING ACTIVITIES
      Net electric plant additions                  (88,573,230.37)            -                (45,074,439.48)      (43,498,790.89)
      Advances from Sponsor Companies                15,931,100.89             -                  5,327,972.34        10,603,128.55
      Advances in subsidiary                              -               11,259,708.54         (11,259,708.54)             -
      Advances from parent                                -              (11,259,708.54)               -              11,259,708.54
                                                ------------------    ------------------    ------------------   ------------------
NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                              (72,642,129.48)            -                (51,006,175.68)      (21,635,953.80)
                                                ------------------    ------------------    ------------------   ------------------
FINANCING ACTIVITIES
      Special funds held by trustee                       -                    -                       -                    -
      Senior secured notes                          (27,734,040.00)            -                (27,734,040.00)             -
      Unamortized debt expense                       (3,228,278.46)            -                 (3,228,278.46)             -
      Short term borrowings                         100,000,000.00             -                100,000,000.00              -
      Dividends-common stock                         (1,200,000.00)            -                 (1,200,000.00)             -
                                                ------------------    ------------------    ------------------   ------------------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                               67,837,681.54             -                 67,837,681.54              -
                                                ------------------    ------------------    ------------------   ------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                          $     2,900,795.54    $        -            $     2,900,784.54   $            11.00
                                                ------------------    ------------------    ------------------   ------------------
CASH AND CASH EQUIVALENTS, JAN. 1, 2003              11,104,400.74             -                 11,085,550.74            18,850.00

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                          $     2,900,795.54    $        -            $     2,900,784.54   $            11.00
                                                ------------------    ------------------    ------------------   ------------------
CASH AND CASH EQUIVALENTS, SEP 30, 2003              14,005,196.28             -                 13,986,335.28            18,861.00
                                                ==================    ==================    ==================   ==================


   Ohio Valley Electric Corporation and
   Subsidiary Company
   Consolidated Financial Statements
   as of December 31, 2002 and 2001
   and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors,
Ohio Valley Electric Corporation:

We have audited the accompanying consolidated balance sheets of Ohio Valley Electric Corporation and subsidiary (the "Company"), as of December 31, 2002, and the related consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 28, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Valley Electric Company and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

April 1, 2003

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                      2002            2001
                                                --------------------------------

ASSETS

ELECTRIC PLANT, at original cost                $   733,458,564 $   732,220,661
   Less-accumulated provisions for
    depreciation                                    719,057,183     690,616,874
                                                --------------- ---------------
                                                     14,401,381      41,603,787
   Construction in progress                         305,325,804      77,712,295
                                                --------------- ---------------
      Total electric plant                          319,727,185     119,316,082

CURRENT ASSETS:
   Cash and cash equivalents                         11,104,401      13,804,743
   Investments held by trustee                                      194,735,415
   Accounts receivable                               25,259,245      17,617,279
   Fuel in storage, at average cost                  42,944,974      26,541,969
   Materials and supplies, at average cost           16,100,098      17,067,967
   Property taxes applicable to future years          1,290,000       1,332,000
   SO2 emission allowances                            1,333,267       1,454,647
   Prepaid expenses and other                         3,148,777         951,043
                                                --------------- ---------------
      Total current assets                          101,180,762     273,505,063

REGULATORY ASSETS:
   Income taxes billable to customers
   Unrecognized pension benefits                      5,272,803       6,923,887
   Unrecognized postemployment benefits               1,948,088       2,220,398
   Deferred depreciation                                735,135       3,477,047
   Other                                                513,828         512,744
                                                --------------- ---------------
      Total regulatory assets                         8,469,854      13,134,076

DEFERRED CHARGES AND OTHER:
   Unamortized debt expense                           8,229,977      10,951,991
   Deferred termination charges:
    Postretirement benefits                          57,126,436      48,438,376
    Other                                               777,825       7,741,288
   Future federal income tax benefits                73,734,802      81,172,941
   SO2 emission allowances                               18,411         819,174
                                                --------------- ---------------
      Total deferred charges                        139,887,481     149,123,770
                                                --------------- ---------------

TOTAL ASSETS                                    $   569,265,282 $   555,078,991
                                                =============== ===============

See notes to financial statements.

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                      2002            2001
                                                --------------------------------

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common stock, $100 par value-
    Authorized, 300,000 shares;
     outstanding, 100,000 shares                     10,000,000      10,000,000
   Senior secured notes                             305,000,000     332,734,040
   Retained earnings                                  1,887,383       1,919,826
                                                --------------- ---------------
      Total capitalization                          316,887,383     344,653,866

CURRENT LIABILITIES:
   Line of credit borrowings                         10,000,000
   Current portion of long-term debt                 27,734,040       8,368,960
   Accounts payable                                  37,426,384      39,477,395
   Deferred revenue-advances for construction        20,787,102       3,209,290
   Accrued taxes                                      6,222,112       6,054,373
   Accrued federal income taxes                      10,779,312       3,308,212
   Accrued interest and other                        14,375,065       6,020,966
                                                --------------- ---------------
      Total current liabilities                     127,324,015      66,439,196

COMMITMENTS AND CONTINGENCIES

REGULATORY LIABILITIES:
   Investment tax credits                            10,610,318      10,610,318
   Net antitrust settlement                           4,111,809       4,111,810
   Income taxes refundable to customers              45,287,730      71,309,502
   Other                                                696,700         371,638
                                                --------------- ---------------
      Total regulatory liabilities                   60,706,557      86,403,268

DEFERRED CREDITS AND OTHER:
   Accrued pension liability                          5,272,803       6,923,887
   Postretirement benefits obligation                57,126,436      48,438,376
   Postemployment benefits obligation                 1,948,088       2,220,398
                                                --------------- ---------------
      Total deferred credits                         64,347,327      57,582,661
                                                --------------- ---------------

TOTAL CAPITALIZATION AND LIABILITIES            $   569,265,282 $   555,078,991
                                                =============== ===============

See notes to financial statements.

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                      2002            2001
                                                --------------------------------

OPERATING REVENUES:
   Sales of electric energy to:
    Department of Energy                        $    10,066,208 $    44,699,780
    Sponsoring Companies                            351,900,224     272,544,793
   Other                                                481,267         953,911
                                                --------------- ---------------
      Total operating revenues                      362,447,699     318,198,487

OPERATING EXPENSES:
   Fuel consumed in operation                       181,911,382     183,623,444
   Purchased power                                   10,070,328       6,012,509
   Other operation                                   52,252,159      42,540,081
   Maintenance                                       44,318,061      39,231,984
   Depreciation                                      40,492,401      31,796,704
   Taxes, other than federal income taxes             7,774,555       7,427,698
   Federal income taxes                                 818,082         657,066
                                                --------------- ---------------
      Total operating expenses                      337,636,968     311,289,486
                                                --------------- ----------------

OPERATING INCOME                                     24,810,731       6,909,001

OTHER INCOME                                          1,463,140         302,342
                                                --------------- ---------------

Income before interest charges                       26,273,871       7,211,343

INTEREST CHARGES:
   Amortization of debt expense                       2,735,308         137,496
   Interest expense, net                             21,471,006       4,887,340
                                                --------------- ---------------
      Total interest charges                         24,206,314       5,024,836
                                                --------------- ----------------

NET INCOME                                            2,067,557       2,186,507

RETAINED EARNINGS, beginning of year                  1,919,826       1,933,319

CASH DIVIDENDS ON COMMON STOCK                       (2,100,000)     (2,200,000)
                                                --------------- ---------------

RETAINED EARNINGS, end of year                  $     1,887,383 $     1,919,826
                                                =============== ===============

See notes to financial statements.

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                     CONSOLIDATING STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                       2002                 2001
                                                  --------------       --------------

 CASH FROM OPERATIONS
   Net income                                   $     2,067,557       $    2,186,507

   Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
     Depreciation                                    40,492,401           31,796,704
     Amortization of debt expense                     2,735,308              137,496
     Deferred taxes                                 (18,583,633)          (5,273,398)
     Changes in assets and liabilities:
      Accounts receivable                            (7,641,966)              63,280
      Fuel in storage                               (16,403,005)          (5,713,752)
      Material and supplies                             967,869            1,673,761
      Property taxes applicable to
       subsequent years                                  42,000            2,628,000
      SO2 emission allowances                           922,113            1,608,974
      Prepaid expenses and other                     (2,197,734)              37,344
      Deferred termination charges                    2,001,780
      Other regulatory assets                            (1,084)
      Accounts payable                               (2,051,011)          23,331,601
      Deferred revenue                               15,697,210
      Accrued taxes                                   7,638,839           (4,960,190)
      Accrued interest and other                      8,354,099              130,949
      Other regulatory liabilities                      325,062
      Other                                                               (2,553,962)
                                                ------------------    -----------------
        Net Cash provided by
         operating activities                        34,365,805           45,093,314
                                                ------------------    -----------------
INVESTING ACTIVITIES
   Electric plant additions                        (231,319,308)         (81,481,385)
   Purchase of investments                                              (194,735,415)
   Sale of investments                              194,735,415
   Advances from Sponsor Companies                                         3,209,290
                                                ------------------    -----------------
        Net cash used in
         investing activities                       (36,583,893)        (273,007,510)
                                                ------------------    -----------------
FINANCING ACTIVITIES
   Note payable maturing in one year,
    repayments                                  $                     $   (6,100,000)
   Senior secured notes repayments                   (8,368,960)          (7,846,120)
   Senior secured notes borrowings                                       305,000,000
   Unamortized debt expense                             (13,294)         (10,892,567)
   Line of credit borrowings                         10,000,000
   Line of credit repayments                                             (40,000,000)
   Dividends on common stock                         (2,100,000)          (2,200,000)
                                                ------------------    -----------------
        Net cash provided by (used in)
         financing activities                          (482,254)        (237,961,313)
                                                ------------------    -----------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                               (2,700,342)          10,047,117

CASH AND CASH EQUIVALENTS
  beginning of year                                  13,804,743            3,757,626
                                                ------------------    -----------------
CASH AND CASH EQUIVALENTS
  end of year                                   $    11,104,401       $   13,804,743
                                                ==================    =================
SUPPLEMENTAL DISCLOSURES
   Interest paid                                $    13,715,795       $    6,521,795

   Income taxes paid                            $    12,875,090       $    5,671,988


See notes to financial statements.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    (a) Consolidated Financial Statements

    The financial statements include the accounts of Ohio Valley Electric Corporation (OVEC) and its wholly owned subsidiary, Indiana-Kentucky Electric Corporation (IKEC), collectively, the Companies. All inter-company transactions have been eliminated in consolidation.

    (b) Organization

    The Companies own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts
    (MW). OVEC is owned by several investor-owned utilities and utility holding companies. These entities and their affiliates comprise the Sponsoring Companies. The Sponsoring Companies purchase power from OVEC according to the terms of the Inter-Company Power Agreement. (See Note 2 for related party transactions.)

    During 2001 and prior years, the United States of America, acting through the Department of Energy (DOE), had contracted to purchase power for its Portsmouth, Ohio, uranium enrichment plant from the Companies' facilities. During 2001, the DOE was entitled to receive power from the Companies in quantities ranging from 0 MW to 800 MW. As discussed further below, the DOE's contractual entitlement was reduced to 0 MW as of August 31, 2001.

    On July 1, 1993, the uranium enrichment processing responsibilities of the United States Government were transferred from the DOE to the United States Enrichment Corporation (USEC). At that time, USEC was a wholly owned government corporation and an agency and instrumentality of the United States of America. OVEC modified the DOE Power Agreement in 1993 to permit the DOE to resell the OVEC power to USEC. On July 28, 1998, USEC became a publicly held company through the transfer of the federal government's ownership in USEC to the private sector.

    On September 29, 2000, the DOE notified OVEC that the DOE Power Agreement would terminate no later than April 30, 2003. Also, the DOE notified OVEC that the DOE entitlement to power would reduce to specified levels until reaching zero on August 31, 2001. On September 1, 2001, the Sponsoring Companies became entitled to 100% of the Companies' generating capacity under the terms of the Inter-Company Power Agreement. The Inter-Company Power Agreement expires on March 12, 2006.

    Approximately 28% of the Companies' employees are covered by a collective bargaining agreement that expires August 31, 2005.

    (c) Rate Regulation

    The proceeds from the sale of power to the DOE and the Sponsoring Companies are designed to be sufficient for OVEC to meet its operating expenses and fixed costs, as well as earn a return on equity before federal income taxes. In addition, the proceeds from power sales include debt amortization and interest expense associated with financings.

    Although the DOE Power Agreement will terminate no later than April 30, 2003, the Companies expect to continue to operate pursuant to the cost plus rate of return recovery provisions at least through March 12, 2006, the date of termination of the Inter-Company Power Agreement.

    SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that rate-regulated utilities account for and report assets and liabilities consistent with the economic effect of the way in which rates are established, if the rates established are designed to recover the costs of providing the regulated service and it is probable that such rates can be charged and collected. The Companies follow the accounting and reporting requirements of SFAS No. 71. Certain expenses and credits subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers.

    The Companies have retained approximately $4.1 million remaining from a net settlement of antitrust damage suits and $10.6 million of undistributed investment tax credits, which will be refunded to the DOE and the Sponsoring Companies on or before termination of the DOE and Inter-Company Power Agreements. These amounts have been recorded as regulatory liabilities in the accompanying balance sheets.

    (d) Cash and Cash Equivalents

    For purposes of these statements, the Companies consider temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

    (e) Investments Held by Trustee

    Investments held by trustee represent funds received during 2001 from a debt offering (Note 4) that were invested in a money market account as of December 31, 2001. There were no restrictions on these investments. These investments were liquidated during 2002.

    (f) Electric Plant

    Property additions and replacements are charged to utility plant accounts. Depreciation expense and accumulated depreciation are recorded at the time property additions and replacements are billed to customers or at the date the property is placed in service if the in-service date occurs subsequent to the customer billing. Customer billings for construction in progress are recorded as sponsor advances for construction. These amounts are closed to revenue at the time the related property is placed in service. When property is replaced, any net removal cost is charged to accumulated depreciation, and no gain or loss is recognized in the income accounts. Repairs of property are charged to maintenance expense.

    (g) Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (h) New Accounting Pronouncements

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for all business combinations. SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at and subsequent to acquisition. The Companies adopted these statements on January 1, 2002. The adoption did not have a material effect on the Companies' financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of the long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset. The Companies will adopt this statement effective January 1, 2003. The Companies have not yet determined whether the adoption of this statement will be material to the Companies' financial position. However, adoption of the new statements is not expected to impact results of operations.

    Pursuant to the terms of the DOE Power Agreement, the Companies will be reimbursed by the DOE for their pro rata share of the estimated ultimate plant closure and related costs. A study to project plant closure and related costs is being finalized. Under the terms of the DOE Power Agreement, these costs are billable upon termination of the Agreement in April 2003. The amount of such future billings has not yet been recorded as an asset in the accompanying financial statements as the Companies do not currently have a reliable estimate of the amount to be collected from the DOE. Plant closure and related costs, if any, have not been recorded in the accompanying financial statements.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." The Companies adopted SFAS No. 144 on January 1, 2002. The adoption did not have a material effect on the Companies' financial position or results of operations.

    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF Issue No. 94-3). The standard will be effective for exit or disposal activities initiated after December 2002. The Companies do not expect the statement to have a material effect on their financial condition or results of operations.

    (i) Fuel in Storage and Materials and Supplies

    Fuel in storage consists of coal and oil used in the generation of electricity and is valued at average cost. Materials and supplies consist primarily of replacement parts necessary to maintain the generating facilities and are valued at average cost

    (j) Unamortized Debt Expense

    Unamortized debt expense relates to loan origination costs incurred to secure financing (Note 4). These costs are being amortized over the life of the related loans.

2.  RELATED PARTY TRANSACTIONS

    Transactions with the Sponsoring Companies during 2002 and 2001 included the sale of generated power to them, the purchase of power from them in order to supplement generated power to meet the DOE's demand and minor transactions for services and materials. The Companies have a Lease Agreement with Louisville Gas and Electric Company; a Facility Agreement with The Cincinnati Gas & Electric Company; Power Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company, Kentucky Utilities Company, Ohio Edison Company and American Electric Power Service Corporation as agent for the American Electric Power System Companies; and Transmission Service Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company, The Toledo Edison Company, Ohio Edison Company, Kentucky Utilities Company and American Electric Power Service Corporation as agent for the American Electric Power System Companies.

    In early 2001, the DOE offered to provide the Sponsoring Companies increased access to OVEC's firm generating capacity through August 31, 2001 (on which date the DOE planned to cease purchasing OVEC generated power). This transfer of power entitlement was offset by transferring the liability for specific unpaid capital improvement debt from the DOE to the Sponsoring Companies. As a result, the Sponsoring Companies agreed to assume $76.6 million of the DOE debt and interest costs. The DOE agreed to release additional power during the summer of 2001 and the DOE made a one-time payment of $2 million to OVEC. OVEC is billing this balance of debt and interest costs for capital improvements to the Sponsoring Companies over the period June 2001 through April 2003 (the termination date of the DOE Power Agreement).

    Balances due from or to the Sponsoring Companies at December 31:

                                           2002             2001
                                       ------------     ------------
     Accounts receivable               $ 24,617,225     $ 16,971,299
     Accounts payable                     1,065,066        1,243,154

    American Electric Power Company, Inc. and a subsidiary company own 44.2% of the common stock of OVEC and, as such, represent roughly the same percentage of OVEC's sales to sponsoring companies and accounts receivable from Sponsoring Companies. The following is a summary of the principal services received from the American Electric Power Service Corporation as authorized by the Companies' Boards of Directors:


                                           2002             2001
                                       ------------     ------------
     General services                  $  1,229,267     $  2,688,978
     Accounts payable                     6,474,577        6,759,855
                                       ------------     ------------
           Total                      $   7,703,844     $  9,448,833
                                      =============     ============

    General services consist of regular recurring operation and maintenance services. Specific projects primarily represent non-recurring plant construction projects and engineering studies, which are approved by the Companies' Boards of Directors. The services are provided in accordance with the service agreement dated December 15, 1956, between the Companies and the American Electric Power Service Corporation.

3.  COAL SUPPLY

    The Companies have coal supply agreements with certain nonaffiliated companies that expire at various dates from the year 2001 through 2004. Pricing for coal under these contracts is subject to contract provisions and adjustments. The Companies have approximately 80% of coal under long-term contract.

4.  BORROWING ARRANGEMENTS AND SENIOR SECURED NOTES

    OVEC has bank lines of credit with borrowing limits of $75 million as of December 31, 2002. The $75 million line of credit has an expiration date of August 8, 2003. At December 31, 2002, this line of credit had $10 million in outstanding advances. Interest expense related to line of credit borrowings was $5,417 in 2002 and $2,778,762 in 2001. During 2002 and 2001, OVEC
    incurred annual commitment fees of $114,063 and $35,750, respectively, based on the borrowing limits of the lines of credit.

    In 1993, OVEC privately placed $80 million of senior secured notes (1993 Notes) with several institutional investors. The placement consisted of $40 million of Series A Notes, bearing interest at a monthly coupon rate of 6.37% per annum, and $40 million of Series B Notes, bearing interest at a monthly coupon rate of 6.57% per annum. The 1993 Notes will mature on April 1, 2003 due to the cancellation of the DOE Power Agreement. OVEC used the proceeds from the issuance of the 1993 Notes to fund the modifications of the IKEC generating station relating to compliance with the Clean Air Act Amendments of 1990. The monthly principal and interest payments of $871,640 are fixed from June 1, 1995 until April 2003, at which time a balloon payment of the outstanding balance will be due. All principal and interest payments payable by OVEC are billable to the Sponsoring Companies under the terms of the March 20, 2001 DOE Letter Supplement to the DOE Power Agreement and Inter-Company Power Agreement. The principal balance outstanding was $27.7 million and $36.1 million as of December 31, 2002 and 2001, respectively. Debt proceeds used to finance construction at IKEC are reflected as noninterest-bearing inter-company advances in the accompanying financial statements.

    In 2001, OVEC issued $305 million senior secured notes (2001 Notes) under Rule 144A and Regulation S of the Securities Act of 1933 to qualified institutional investors. The 2001 Notes bear an annual fixed interest rate of 5.94% payable semi-annually on February 12 and August 12 of each year beginning February 12, 2002 until maturity on February 12, 2006. The 2001 Notes are secured by a collateral assignment of the right of OVEC to receive certain payments from the Sponsoring Companies pursuant to the Inter-Company Power Agreement and insured by a financial guarantee insurance policy. OVEC will use the proceeds from this issuance to fund the selective catalytic reduction (SCR) systems under construction at the Companies' two coal-fired power plants. The SCR systems will reduce emissions of nitrogen oxides (NOx) during the ozone season (May through September). The SCR systems will be placed into service for testing beginning in May 2003 prior to the May 31, 2004 compliance date. The $305 million principal is due February 12, 2006.

    Principal payments due on long-term debt as of December 31, 2002, are as follows:


              Payment Date                      Principal Payments
              ------------                      ------------------
     January 1 through April 1, 2003              $  27,734,040
     February 12, 2006                              305,000,000
                                                  --------------
     Total principal payments                       332,734,040
     Less: current portion                          (27,734,040)
                                                  --------------
     Total long-term debt                         $ 305,000,000
                                                  ==============

5.  IRREVOCABLE LETTER OF CREDIT

    IKEC established an irrevocable standby letter of credit, effective July 15, 1994, up to an aggregate amount of $8,210,064 as security for closure and post-closure costs related to a dry fly ash landfill located at IKEC's generating station. This letter of credit was established to fulfill financial responsibility requirements under Indiana law. This letter of credit expired July 15, 2001. IKEC secured a surety bond of $8,965,000 to cover the financial responsibility.

6.  FEDERAL INCOME TAXES

    OVEC and IKEC file a consolidated federal income tax return. OVEC and IKEC record deferred tax assets and liabilities based on differences between book and tax bases of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are adjusted for changes in tax rates. The deferred federal income tax benefits recorded in the accompanying balance sheets represent deferred tax assets on depreciation differences, regulatory assets, and regulatory liabilities.

    To the extent that OVEC has not reflected credits in customer billings for deferred tax assets, the Companies have recorded a regulatory liability representing income taxes refundable to customers under the applicable agreements among the parties. This liability was $45,287,730 at December 31, 2002 and $71,309,502 at December 31, 2001.

    A reconciliation of the federal statutory rate to taxes on income for the years ended December 31 is as follows:

                                                 2002               2001
                                           --------------     --------------
     Tax expense at statutory rate          $  1,009,973       $    995,250
     Book/tax differences flowed through
      to customer bills and other, net          (191,891)          (338,184)
                                           --------------     --------------
     Federal income tax expense             $    818,082       $    657,066
                                           ==============     ==============
     Effective tax rate                            28.4%              23.1%

Federal income tax expense for the years ended December 31 consists of the following:


                                                 2002               2001
                                           --------------     --------------
     Federal income tax
      currently payable                     $ 19,216,656       $  6,249,998
     Deferred income taxes:
      Depreciation and other
       plant-related items                   (18,398,574)        (8,303,423)
      Revenue recognition                                         2,740,869
      Other, net                                                    (30,378)
                                           --------------     --------------
     Total federal income tax expense       $    818,082       $    657,066
                                           ==============     ==============

7. PENSION PLAN AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

    The Companies have a noncontributory defined benefit pension plan (the Plan) covering substantially all of their employees. The benefits are based on years of service and each employee's highest consecutive thirty-six month compensation period. Employees are vested in the Plan after five years of service with the Companies.

    Pension expense for 2002 and 2001 was $3,789,134 and $67,949, respectively. Pension expense is recognized as amounts are contributed to the Plan and billed to customers. The accumulated difference between recorded pension expense and the yearly net periodic pension expense as calculated under SFAS No. 87 is billable as a cost of operations under the Inter-Company Power Agreement when contributed to the pension fund. This accumulated difference has been recorded as a regulatory asset in the accompanying balance sheets. Future funding of the Plan will be subject to the deductibility of Plan contributions and cost of operation considerations.

    The full cost of the pension benefits and related obligations has been allocated to OVEC and IKEC in the accompanying financial statements. The allocated amounts represent approximately a 53% and 47% split between OVEC and IKEC as of December 31, 2002 and 2001.

    In addition to the pension plan, the Companies provide certain health care and life insurance benefits for retired employees. Substantially all of the Companies' employees become eligible for these benefits if they reach retirement age while working for the Companies. These and similar benefits for active employees are provided through employer funding and insurance policies.

    The Companies record the expected cost of postretirement benefits over the service period during which such benefits are earned. As of December 31, 2002 and 2001, the plan was unfunded.

    The cost of these benefits for all recipients for 2002 and 2001 was approximately $11,395,000 and $7,937,000, respectively. Cash payments for such benefits in 2002 and 2001 for retirees were approximately $2,707,000 and $2,176,000, respectively, and were expensed and billed to the DOE and Sponsoring Companies under the terms of the DOE and Inter-Company Power Agreements. The remaining accrued postretirement benefit obligation has been recorded as a deferred liability with a corresponding deferred termination charge, representing the unrecognized postretirement benefits cost billable in the future under the terms of the DOE Power Agreement.

    The full cost of such postretirement benefits and related obligations has been allocated to OVEC and IKEC in the accompanying financial statements. The allocated amounts represent approximately a 52% and 48% split between OVEC and IKEC, respectively, as of December 31, 2002, and approximately a 51% and 49% split between OVEC and IKEC, respectively, as of December 31, 2001.

    The following tables set forth data related to the pension plan and other postretirement benefits of the Companies:

                                                                                                               Other
                                                                                                          Postretirement
                                                                  Pension Benefits                           Benefits
                                                               2002               2001               2002                2001
Benefit obligation at December 31                       $  131,180,167      $  112,667,124     $  117,814,120     $   74,948,589
                                                        --------------      --------------     --------------     --------------
Fair value of plan assets at December 31                   135,544,226         127,195,077
                                                        --------------      --------------     --------------     --------------
Funded status                                           $    4,364,059      $   14,527,953     $ (117,814,120)    $  (74,948,589)
                                                        ==============      ==============     ==============     ==============

Accrued benefit cost recognized in the balance sheet    $    5,272,803      $    6,923,887     $   57,126,436     $   48,438,376
Weighted-average assumptions
  At December 31:
     Discount rate                                             6.5%               7.3%               6.5%                7.3%
     Expected return on plan assets                            7.0%               7.0%               N/A                 N/A
     Rate of compensation increase                             4.5%               4.5%               4.5%                4.5%

    The estimated health care cost annual rate of increase used to compute benefit obligations for other postretirement benefits as of December 31, 2002 ranged from 11.44% per year for employees under age 65 in 2003 to 5.50% in 2012 and after and from 14.95% per year for employees age 65 and over in 2003 to 5.50% in 2012 and after. As of December 31, 2001, the estimates were 9.66% per year for employees under age 65 in 2001 to 5.87% in 2008 and after and 10.44% for employees age 65 and over in 2001 to 5.87% in 2008 and after.


                                                                                             Other
                                                                                        Postretirement
                                                Pension Benefits                           Benefits
                                             2002               2001               2002                2001
Benefit cost                          $    2,138,050      $    1,236,071     $   11,394,890     $    7,936,792
Employer contribution                      3,789,134              67,949          2,706,830          2,176,146
Benefits paid                              6,380,746      $    6,962,184     $    2,706,830     $    2,176,146


    The Companies follow SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Such benefits include, but are not limited to, salary continuations, supplemental unemployment, severance, disability (including workers' compensation), job training, counseling and continuation of benefits such as health care and life insurance coverage. The cost of such benefits and related obligations has been allocated to OVEC and IKEC in the accompanying financial statements. The allocated amounts represent approximately a 45% and 55% split between OVEC and IKEC, respectively, as of December 31, 2002, and approximately a 49% and 51% split between OVEC and IKEC, respectively, as of December 31, 2001.

    The liability is offset with a corresponding regulatory asset and represents unrecognized postemployment benefits billable in the future to customers. The accrued cost of such benefits was $1,948,088 and $2,220,398 at December 31, 2002 and 2001, respectively.

    The Companies have a trusteed defined contribution supplemental pension and savings plan that includes 401(k) features and is available to employees who have met eligibility requirements. Company contributions to the savings plan are made in amounts equal to 50% of the employee-participants' contributions up to 6% of regular compensation. Benefits to participating employees are based solely upon amounts contributed to the participants' accounts and investment earnings. By its nature, the plan is fully funded at all times. The employer contributions for 2002 and 2001 were $1,040,897 and $879,043, respectively.

8.  ENVIRONMENTAL MATTERS

    The Clean Air Act Amendments of 1990 required the Companies to reduce their annual sulfur dioxide (SO2) emissions beginning January 1, 1995. The Companies selected a fuel switching strategy to comply with the emission restrictions. The Companies have also purchased SO2 allowances to meet United States Environmental Protection Agency (U.S. EPA) emission requirements. The cost of such allowances is inventoried and included on an average cost basis in the cost of fuel consumed when used. The cost of unused SO2 allowances at December 31, 2002 and 2001 is $1,351,708 and $2,273,821, respectively.

    The generation of electricity involves the use of materials and the creation of by-products that are environmentally regulated. The Companies have incurred substantial costs over the years to store and dispose of these materials and by-products. The capital expenditures, operating expenses and closure costs have been recoverable under the terms of the DOE and Inter-Company Power Agreements. New environmental laws and regulations could result in significant additional costs for the Companies to maintain compliance.

    On December 19, 1996, the U.S. EPA issued final Title IV Nitrogen Oxides
    (NOx) regulations. These regulations established a NOx emission limit of
    0.84 lb/mmBtu to be met by January 1, 2000. To comply with these NOx regulations, the Companies installed overfire air systems on all eleven units at the plants. The total capital cost of the project was $8.2 million.

    During the fall of 1999, the U.S. EPA issued several final regulations that required further NOx emission reductions from Midwest power plants. The U.S. EPA justified these further NOx emission reduction requirements as being necessary to solve ozone nonattainment problems in the Eastern and Northeastern states.

    A number of affected Midwest states and electric utilities initiated legal actions in an effort to overturn these regulations. However, these regulations were not overturned and the Companies are currently required to further reduce NOx emissions to levels somewhere below 0.15 lb/mmBtu during the five-month ozone season (May through September) each year starting May 31, 2004.

    To achieve these NOx emission levels, OVEC is currently in the process of retrofitting ten of the eleven units at the Kyger Creek and Clifty Creek Generating Stations with selective catalytic reduction (SCR) units. The total capital cost of the SCRs has been estimated at approximately $373 million, of which approximately $285 million has been incurred and recorded as construction in progress as of December 31, 2002, leaving approximately $88 million of costs to be incurred during 2003.

9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 requires disclosure of the fair value of certain financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value may be based on quoted market prices for the same or similar financial instruments or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

    The estimates of fair value under SFAS No. 107 require the application of broad assumptions and estimates. Accordingly, any actual exchange of such financial instruments could occur at values significantly different from the amounts disclosed. As cash and temporary cash investments, current receivables, current payables, and certain other short-term financial instruments are all short term in nature, their carrying amounts approximate fair value. The fair value of the 1993 Notes and 2001 Notes was estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

    The fair value and recorded value of the 1993 Notes and the 2001 Notes as of December 31, 2002 are as follows:

                           1993 Notes          2001 Notes
                           ----------          ----------
     Fair value          $  30,568,000     $  329,488,000
     Recorded value         27,734,000        305,000,000

      10. OPERATING LEASES

    OVEC has entered into operating leases to secure railcars for the transportation of coal in connection with the fuel switching modifications at the IKEC generating station. The basic term of the primary lease extends through December 30, 2005, with semiannual lease payments beginning June 30, 1995.

    Future minimum lease payments for operating leases as of December 31, 2002, are as follows:

     Year Ending
     December 31,                       Total
     ------------                       -----
         2003                       $  2,724,750
         2004                          2,307,709
         2005                          2,164,657
                                    ------------
         Total future minimum
          lease requirements        $  7,197,116
                                    ============

The annual lease cost incurred was $2,724,750 and $2,728,977 for 2002 and 2001, respectively.

    The annual lease cost incurred was $2,724,750 and $2,728,977 for 2002 and 2001, respectively.

11. COMMITMENTS AND CONTINGENCIES

    The Companies are party in or may be affected by various matters under litigation. Management believes that the ultimate outcome of these matters will not have a significant adverse effect on either the Companies' future results of operation or financial position.

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